UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sangamo Therapeutics, Inc.

File No. 0-30171 - CF#24824

Sangamo Therapeutics, Inc. (formerly Sangamo BioSciences Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 5, 2010.

Based on representations by Sangamo Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.8	through February 17, 2025
Exhibit 10.10	through February 17, 2025
Exhibit 10.14	through February 17, 2025
Exhibit 10.17	through February 17, 2025
Exhibit 10.20	through February 17, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary